February 22, 2019

Via E-mail
Michael P Fisherman, Esq.
Kirkland & Ellis LLP
609 Main St., Suite 4500
Houston, TX 77002

       Re:    Westmoreland Resource Partners, LP
              Schedule 13E-3 filed by Westmoreland Coal Company Asset
Corporation
                     and Westmoreland Coal Company
              Filed February 13, 2019
              File No. 005-85797

              Schedule TO
              Filed February 13, 2019
              Filed by Westmoreland Coal Company Asset Corporation and
                     Westmoreland Coal Company
              File No. 005-85797

Dear Mr. Fisherman:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note on page 4 and elsewhere in the offer document that the offer was subject to negotiations among WCC, WMLP and their respective secured lender groups. Please provide us your detailed legal analysis as to whether any party to the negotiations should be a filing person in the Schedule 13E-3 or a bidder in the tender offer. For guidance, on the tender offer aspects, refer to Rule 14d-1(g)(2), which defines the term "bidder" as
       "any person who makes a tender offer or on whose behalf a tender offer is made," and
       Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking
 Michael P Fisherman, Esq.
Kirkland & Ellis LLP
February 22, 2019
Page 2

       Projects Outline" (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO and Schedule 13E-3.

2. Please revise your disclosure throughout the offer document to provide all of the disclosure required by Schedule 13E-3. We note, for example, that: (i) you did not address the disclosure required by Item 1006(c)(1)-(8), Item 1013(b),
Item 1014(b), (d)
       and (f) and the instructions therein, each in Regulation M-A; (ii) the background of the transactions does not describe any period prior to October 2018 and does not describe any board discussions or the negotiations among WCC, WMLP and their respective secured lender groups; and, (iii) you have not disclosed how you arrived at the offer price.

3. On a related note and in light of the comments in this letter, please tell us the consideration you give to re-disseminating your offer document with revised disclosure.

Schedule TO

Offer to Purchase

Cover Page

4. Please review the definition of the term "business day" that is codified in Rule 14d-(g)(3)
       given that it governs the meaning of the term when used in Rule 14e-1(a). Given the federal holiday that occurred on Monday, February 18, 2019, it appears as though the tender offer will have been open for less than twenty business days as defined under that rule at the time of expiration. Please revise or advise.

The Offer

Summary Consolidated Financial Information, page 26

5. Please disclose the book value of the units. See Item 1010(c)(5) of Regulation M-A.

Conditions to the Offer, page 30

6. Revise your disclosure to describe the approval needed from the bankruptcy court, the status of such approval and what your actions are in that respect.

7. We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing shall not be deemed a waiver of any such right..." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition
 Michael P Fisherman, Esq.
Kirkland & Ellis LLP
February 22, 2019
Page 3

       may be determined only upon expiration. Please confirm your understanding supplementally.

8. With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).
       Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions